July 21, 2014

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Western Asset Middle Market Income Fund Inc. (the “Fund”)
Responses to Comments on Registration Statement on Form N-2
File Numbers 333-175535 & 811-22582

Dear Ms. Lithotomos:

On behalf of Western Asset Middle Market Income Fund Inc. (the “Fund”) (f/k/a “Western Asset Middle Market & High Yield Fund Inc.”), please find the Fund’s Amendment No. 4 (“Amendment No. 4”) to the above referenced registration statement of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011, pursuant to the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Registration Statement”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by phone from the staff of the Commission (the “Staff”) on July 17, 2014, relating to the Registration Statement. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 4. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 4.

Prospectus Cover

1.	With respect to the Staff’s previous comment regarding risk disclosure to be added to the prospectus cover communicated on July 15, 2014, please reformat the risk disclosure to bullet points.

In response to the Staff’s comment, the Fund has revised the added risk disclosure on the front cover to bullet point format.

2.	With respect to the risk disclosure on the prospectus cover, add the following disclosure:

a.	You should consider that you may not have access to the money you invest for an indefinite period of time, and may never recover your initial investment in us. An investment in our shares of common stock is not suitable for you if you need access to the money you invest.

In response to the Staff’s comment, the Fund has added the requested disclosure, revised to contemplate the Fund’s limited term structure, to the prospectus cover.

Please note that we have included certain changes to the Amendment No. 4 other than those in response to the Staff’s comments. Included as Exhibit A to this letter is a copy of Amendment No. 4 marked to reflect changes to the Registration Statement filed with the Commission on July 16, 2014.

In addition, the Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP